Exhibit 99.1

Organigram Rolls out Cannabis 2.0 Products to Medical Consumers

Edison Cannabis Company vape pens and vaporizer pods, Edison Bytes chocolate now available via Company’s medical cannabis program

MONCTON, New Brunswick--(BUSINESS WIRE)--May 28, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that as of May 19th, 2020, the Company has extended its medical cannabis offering to include products from its cannabis 2.0 adult-use recreational portfolio.

Products now available to medical cannabis consumers include ready-to-use Edison Cannabis Company (Edison) vape pens powered by Feather; Edison-branded pods specifically for PAX Era vaporizers; and Edison Bytes chocolates in dark and milk chocolate, in both one and two pack formats.

“Organigram has a deep and long-standing commitment to our medical cannabis consumers,” says Greg Engel, CEO, Organigram. “As more and more patients turn their attention to new forms of cannabis, we are proud to offer them access to an innovative and growing product portfolio.”

Earlier this year, Organigram announced its first shipments of Edison vape pens, pods and cannabis-infused chocolate to retailers across Canada. This follows the Company’s $15 million investment in a high-speed, high-capacity, fully automated chocolate manufacturing line.

“We are continuously innovating, responding to the feedback from customers and building brands that we believe reflect their evolving needs and preferences. Initial feedback from our medical consumers has been very positive and we look forward to continuing to share new products with patients across the country,” says Engel.

Feedback from the Company’s medical cannabis customers will continue to help inform product development strategies for medical consumers moving forward.

Certain of the Company’s cannabis 2.0 products are expected to be available in the near future through Medical Cannabis by Shoppers, the online medical cannabis platform of Shoppers Drug Mart Inc. (Shoppers) in accordance with the terms of the Company’s supply agreement with Shoppers.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Trailer Park Buds, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that could change anticipated timelines for product launches and availability; consumer and patient demand and preferences for products; pricing; and ordering patterns for various products from time to time and changes thereto including discontinuing of listings; including general risks related to COVID-19 and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653